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                         INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-09147 of MHM Services, Inc. on Form S-8 of our report dated December 30, 1996, appearing in this Annual Report on Form 10-K of MHM Services, Inc. for the year ended September 30, 1997.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Washington, D.C.
January 12, 1998

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                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
MHM Services, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-09147) on Form S-8 of MHM Services, Inc. of our report dated November 26, 1997, on the consolidated balance sheet of MHM Services, Inc. and subsidiaries as of September 30, 1997, and the related consolidated statements of operations, stockholders' deficit and cash flows for the year then ended and the related schedule, which report appears in the September 30, 1997 annual report on Form 10-K of MHM Services, Inc.

Our report dated November 26, 1997, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency, is experiencing difficulty in generating sufficient cash flows to meet its obligations and sustain its operations. The Company is also involved in litigation regarding debt of approximately $12 million. A judgment has been entered against the Company for the full amount. The Company has filed an appeal, however, if they do not prevail and the lender pursues collection, the Company may be required to file for reorganization under Chapter 11 of the bankruptcy laws. Such conditions raise substantial doubt as to the Company's ability to continue as a going concern. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of that uncertainty.

                                                (signed) KPMG Peat Marwick LLP

McLean, Virginia
January 13, 1998